Stephen Harvey Vice-President and Chief Anti-Money Laundering Officer	25 King Street West Commerce Court North 8th floor Toronto, ON M5L 1A2 Tel: (416) 980-7261 Fax: (416) 980-7648 stephen.harvey@cibc.com

November 8, 2010

Cecelia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Dear Ms. Blye:

On behalf of Canadian Imperial Bank of Commerce (“CIBC”), a foreign banking organization and financial holding company organized in Canada, I am writing to respond to your letter of September 30, 2010 addressed to Gerald T. McCaughey, President and CEO of CIBC (your “Letter”). In your Letter, you requested the information which is copied in italics directly below.

1.
We note that according to some travel sites, CIBC handles wire transfers to Cuba and that the CIBC Visa can be used in Cuba. We also note the Exhibit 99.1 to the Form 6-K you filed on December 8, 2008 lists the Canadian Iranian Foundation under examples of organizations you support in British Columbia. Finally, we note that your Form 40-F does not provide disclosure relating to contacts with Iran or Cuba. Please update us on your direct or indirect contacts with these countries, which are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls, since your letter to us dated August 14, 2006. In addition, please describe to us any agreements, commercial arrangements, or other contacts you have had with the governments of Iran and Cuba as applicable, or entities controlled by the governments of these countries.

2.
Please discuss the materiality of your contacts with Iran and Cuba, as applicable, described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that your joint venture partner Barclays recently settled with the Department of Justice for transactions on behalf of customers in countries including Iran and Cuba.

As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Cuba.

I.    General

CIBC complies with applicable U.S. and Canadian laws and regulations regarding the imposition of economic sanctions on particular countries and entities including the Foreign Extraterritorial Measures Act (Canada) (“FEMA”), the Canadian Anti-Boycott Policy and applicable parts of the regulations promulgated by the U.S. Office of Foreign Assets Control, the U.S. Bureau of Industry and Security and Foreign Affairs and International Trade Canada.

As you know, the Canadian Anti-Boycott Policy permits the Canadian government to take action against a Canadian firm that agrees to comply with international boycotts or sanctions imposed by other countries that are not consistent with Canadian boycotts or sanctions where they may affect business or trade by Canadian firms or individuals. Moreover, FEMA permits the Attorney General of Canada to limit a Canadian corporation’s compliance with U.S. sanctions against Cuba and to penalize a Canadian corporation for such compliance. FEMA requires that CIBC, as a Canadian corporation, decline to comply with, and report to the Attorney General, “any directive, instruction, intimation of policy or other communication relating to [an extraterritorial U.S.] measure that the Canadian corporation ... has received from a person who is in a position to direct or influence the policies of the Canadian corporation in Canada.” CIBC does not construe the Letter as such a communication, as the Letter seeks information as a disclosure matter and does not seek to direct or influence CIBC’s policies.

CIBC provides services to nearly 11 million personal banking and business clients. CIBC has a robust program of compliance with applicable sanctions laws and regulations both in the United States and globally. In addition CIBC maintains an anti-money laundering and terrorist financing compliance program. CIBC monitors patterns of activity in all client accounts and conducts investigations based on, among other things, alerts received from front-line staff and CIBC’s transactions monitoring system. Our investigative activities focus on instances of potential money laundering, potential terrorist financing and sanctions-related matters.

CIBC’s dealings with Cuban and Iranian entities, and transactions involving these countries, are de minimis and in no way material to CIBC’s business, either individually or in the aggregate. CIBC has no physical presence or employees located in Cuba or Iran. CIBC does not have any branches or other offices, subsidiaries or affiliates located or organized in either Cuba or Iran, and CIBC does not currently have any plans to establish any such branches, offices, subsidiaries or affiliates. CIBC’s U.S. offices and affiliates do not participate in transactions involving Iranian or Cuban entities or persons, nor do any CIBC employees who are U.S. citizens or residents participate in transactions in CIBC’s non-U.S. offices if the transactions involve Iranian or Cuban entities or persons (with the limited exception of U.S. legal staff who advise only as to the applicability of U.S. sanction laws).

As mentioned in CIBC’s August 14, 2006 response letter (the “2006 Response Letter”) to the Securities and Exchange Commission (“SEC” or “Commission”), we note that CIBC’s non-U.S. offices may engage from time to time in de minimis levels of general banking business with respect to transactions involving Iran or Cuba. As discussed in more detail below, CIBC does not believe to the best of its knowledge that its limited contacts with these countries constitute a material risk to its security holders.

II.          CIBC Visa

You noted in your Letter that certain travel web sites have reported that CIBC Visa can be used in Cuba. CIBC issues Visa cards only to residents of Canada. When those residents travel outside of Canada to countries such as Cuba, they may use their cards in such jurisdictions. We believe, however, that our activities, which are limited to settling with Visa many thousands of global transactions undertaken by CIBC Visa cardholders, should be immaterial to investors in CIBC. Since 2007, the average annual purchase volume attributable to use of CIBC Visa cards in Cuba represents under four one-hundredths of one percent (<0.04%) of CIBC’s total average annual global VISA purchase volume. Moreover, CIBC’s role with respect to the use of its cards outside of Canada is very limited. CIBC does not interact in any way with the merchants in Cuba that accept Visa credit cards. CIBC does not act as an “acquirer” (i.e., a person who deals with local merchants to enable them to accept Visa credit cards) in any jurisdiction. Further, to the extent that acquirers may have contacts with local merchants in Cuba, we note that such acquirers are unaffiliated with CIBC.

III.      Canadian Iranian Foundation

You noted in your Letter that CIBC’s Form 6-K, filed on December 8, 2008, lists the Canadian Iranian Foundation (the “Foundation”) as an example of an organization that CIBC supported in British Columbia. The Foundation, a community organization, is a registered charity with the Canada Revenue Agency. CIBC’s support was in compliance with applicable law and we believe should be immaterial to our investors. CIBC provided sponsorship of CDN $1,000 in 2008 and CDN $1,500 in 2009 (we did not sponsor the Foundation in 2010). We note that these sponsorship payments represent less than one one-hundredth of one percent (<0.01%) of CIBC’s total annual charitable contributions and community sponsorships in 2008 and 2009.

IV.      Agreements with the Governments of Iran and Cuba

Your Letter asks about any agreements, commercial arrangements or other contacts that CIBC has with the governments of Iran and Cuba. To the best of our knowledge, CIBC has no such contracts or arrangements.

V.     Other Banking Activity

In the 2006 Response Letter, we stated that non-U.S. offices of CIBC held certain amounts in correspondent bank accounts relating to Cuban and Iranian banks. CIBC no longer has any such correspondent bank account relationships.

You noted in your Letter that CIBC handles wire transfers to Cuba. The number of wire transfers to and from Cuba is immaterial to CIBC, constituting less than three one-hundredths of one percent (<0.03%) of CIBC’s total wire transfers during the relevant period. No CIBC wire transfers to Cuba originated from the United States and no CIBC wire transfers from Cuba were received by CIBC accounts in the United States.

Other banking activities are also immaterial. Non-U.S. offices of CIBC may from time to time maintain a small number of bank accounts with ties to Cuba. In addition, to support global trade business, CIBC’s non-U.S. offices infrequently issue letters of credit (“LCs”) where the LC beneficiary is in Cuba or Iran. This activity is immaterial to CIBC. In fact, since 2007, CIBC’s non-U.S. offices have issued only two such LCs.

VI.     Materiality

The numbers described above, when considered in light of the overall size of CIBC’s business (in fiscal year 2009, CIBC had total revenue of approximately CDN $9.9 billion and total assets of approximately CDN $335.9 billion), demonstrate that, from a quantitative standpoint, CIBC’s dealings with Iran and Cuba are not material. In addition, from a qualitative perspective, CIBC does not believe that its contacts with Iran and Cuba should raise any concerns to investors in that, as discussed above, CIBC maintains compliance programs to ensure that any such contacts are in full compliance with all applicable laws.

CIBC believes that its investors would generally expect CIBC, as a non-U.S. global financial institution, to do business globally (including small amounts of business that may involve countries against whom sanctions are maintained by the U.S.). CIBC further believes that its investors, who are primarily Canadian, expect it to comply not only with applicable sanctions laws such as the regulations of OFAC and the BIS to the extent applicable but also Canadian law including FEMA, which governs the application of certain U.S. sanctions laws in Canada.

Although the Commission has noted some negative sentiment on behalf of certain state and municipal governments, universities and investors with respect to companies doing business in Cuba and Iran, CIBC believes that its investors would not find CIBC’s dealings with Cuba and Iran to be of concern for the reasons discussed above.

CIBC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that CIBC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             Very truly yours,